Exhibit 99.1

Lakefront Biotherapeutics Reports Half-Year 2026 Financial Results and Provides Business Update

Completed acquisition of Ouro Medicines with Gilead Sciences to advance potential first and best-in-class T-cell engager

Forecast at least €1.6B of cash remaining after funding portfolio to first gamgertamig approval

Maintain year-end 2026 cash and financial investments balance guidance of
~€2B, and now includes €50M share repurchase

Mechelen, Belgium; August 10, 2026, 22.01 CET; regulated information – Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) today announced its half-year 2026 financial results and provided a second quarter and post-period business update. These results are further detailed in the half-year 2026 financial report available on the financial reports section of the corporate website.

“In June, we closed our acquisition of Ouro Medicines with Gilead. By combining the strengths of our teams, we expect to accelerate and expand the already rapid development of our lead asset, gamgertamig. To that end, in 2027, we look forward to adding new proof-of-concept basket studies of gamgertamig in additional autoimmune indications. We are pleased with the progress in our ongoing trials in the U.S. and abroad and the emerging clinical data we have seen reflecting durability in the initial data set and consistent responses from the most recent cohorts. We are excited by the potential for gamgertamig to represent an important new immune reset treatment approach for patients across a large number of conditions. We are looking forward to sharing additional data on this potential first-in-class, best-in-class T-cell engager later this year,” said Henry Gosebruch, Chief Executive Officer of Lakefront.

Aaron Cox, Chief Financial Officer of Lakefront, added, “We are pleased to maintain our guidance for year-end 2026 cash and financial investments, which remains at approximately €2 billion, despite recently announcing a €50 million share repurchase expected to be completed by year end. Importantly, incremental to funding the portfolio to first approval, we forecast having at least €1.6 billion of dry powder remaining to fund additional strategic transactions and other capital allocation priorities.”

Second Quarter 2026 Business Update

CORPORATE

•	The Company’s name change to Lakefront Biotherapeutics was effective as of May 8, 2026, and the ticker on Euronext and NASDAQ (ADRs) was changed to LKFT.
•	The Company appointed Eric Hedrick, MD, as Chief Medical Officer. This expanded leadership role supports the Company’s strategic transformation following its acquisition of Ouro Medicines’ operational assets announced on June 4, 2026. Eric reports to Henry Gosebruch, CEO, and joined the Company’s Management Committee.
•	Lakefront announced the initiation of a €50 million share repurchase program on June 9, 2026. Repurchases under the program may be made no later than December 31, 2026. The program was entered into with Morgan Stanley & Co International PLC. The purchased shares are held as treasury shares. As of June 30, 241,904 shares were repurchased at an average price of €25.1261.
•	Paulo Fontoura resigned from the Board of Directors following Sanofi’s announcement of his appointment as Global Head of R&D at Sanofi on June 22, 2026.

IMMUNOLOGY PORTFOLIO

•	Lakefront and Gilead Sciences (Gilead) completed the acquisition of Ouro Medicines (Ouro). The companies will collaborate on the development of gamgertamig, a potential first-in-class and best-in-class T-cell engager in autoimmune diseases.
•	Gamgertamig has been granted both Fast Track and Orphan Drug Designation by the U.S. FDA for the treatment of autoimmune hemolytic anemia (AIHA) and immune thrombocytopenia (ITP) and is expected to enter registrational studies in 2027.
•	Ongoing Lakefront-sponsored clinical trials of gamgertamig in autoimmune diseases are actively enrolling, and expansion of the clinical trials program is anticipated in 2027.

o	Phase 1b study with gamgertamig in patients with autoimmune cytopenias (including ITP and AIHA) (NCT07083960), active in Australia and the United States.
o	Phase 1b study with gamgertamig in seropositive autoimmune diseases (including idiopathic inflammatory myositis, Sjögren’s disease, pemphigus vulgaris (PV), and pemphigus foliaceus (PF)) (NCT07229144) active in Australia, New Zealand, Czech Republic, and Japan.
o	Expect to initiate proof-of-concept basket studies assessing gamgertamig in additional autoimmune indications.

•	In addition, Keymed is conducting a number of company-sponsored studies in Greater China with gamgertamig in both malignant and autoimmune indications.
•	At the International Society on Thrombosis and Haemostasias (ISTH) 2026 Congress in Paris, Lakefront presented a poster on the effects of gamgertamig in a patient with active antiphospholipid antibody syndrome and concurrent autoimmune thrombocytopenia (click here to access the poster).
•	Additionally, Lakefront in-licensed a preclinical portfolio of three autoimmune and inflammatory disease programs originally from Ouro with an opt-in for Gilead for a 50/50 profit split post clinical proof-of-concept for $75 million per program.
•	GLPG3667 has completed GALARISSO and GALACELA studies[1]:

o	The Phase 2 GALARISSO study in dermatomyositis (DM) has completed the 24-week open-label extension with sustained efficacy and safety consistent with previously reported results.
o	The Phase 2 GALACELA study in systemic lupus erythematosus (SLE) has completed with continued favorable safety at 48 weeks; the trial did not meet the 32-week primary endpoint and comparable 48-week secondary endpoint.
o	As part of our ongoing efforts to maximize the value of the GLPG3667 program for both patients and the Company, Lakefront is evaluating all strategic options.

ONCOLOGY CAR-T CELL THERAPY UPDATE

•	The Company announced in January 2026 the start of the wind-down of its cell therapy activities. The wind-down remains on schedule and is expected to be substantially completed by the end of the third quarter of 2026.
•	To support long-term patient follow-up, the HESPERIA study continues to monitor safety of all patients treated in the discontinued parent studies; associated spending is expected to remain minimal.

1 Galapagos Announces Topline Results from Two Phase 3-Enabling Studies with Selective TYK2 Inhibitor GLPG3667 in Dermatomyositis and Systemic Lupus Erythematosus - Lakefront Biotherapeutics

Financial Guidance

•	Following the closing of the Ouro transaction and the related impact to cash, the Company expects its year end 2026 cash and financial investments balance to be in the range of €1.975 billion to €2.050 billion. This guidance includes the announced €50 million share buyback program, which was not considered in the previous guidance range.
•	Lakefront forecasts having at least €1.6 billion of its cash remaining for additional strategic transactions and other capital allocation priorities following funding the portfolio to first gamgertamig approval.
•	All figures assume an EUR/USD exchange rate of 1.175, consistent with year-end 2025 and prior guidance. As of June 30, 2026, the EUR/USD exchange rate was 1.1394.
•	These estimates are subject to change and depend on exchange rate fluctuations, and future business development activity.

Financial Performance

Key figures for the first half-year of 2026 (consolidated)

(€ millions, except basic & diluted earnings/loss (-) per share)

	Six months ended June 30,
	2026	2025	% Change
Supply revenues	14.1	18.5	-24%
Collaboration revenues	4.5	121.8	-96%
Total net revenues	18.6	140.3	-87%
Cost of sales	(13.9)	(18.4)	-24%
R&D expenses	(56.5)	(278.0)	-80%
G&Ai and S&Mii expenses	(58.0)	(74.5)	-22%
Other operating income	2.6	14.9	-83%
Operating loss	(107.2)	(215.7)	-54%
Fair value adjustments and net exchange differences	97.1	(66.2)
Net other financial result	26.1	21.2
Income taxes	(0.2)	1.7
Net profit/loss (-) from continuing operations	15.8	(259.0)
Net profit/loss (-) from discontinued operations, net of tax	0.8	(0.1)
Net profit/loss (-) of the period	16.6	(259.1)
Basic and diluted earnings/loss (-) per share (€)	0.25	(3.93)
Financial investments, cash and cash equivalents	2,239.5	3,091.5

Details of the financial results for the first half-year of 2026

Total operating loss from continuing operations for the first six months of 2026 amounted to €107.2 million, compared to an operating loss of €215.7 million for the first six months of 2025. The operating loss in 2025 was negatively impacted by the executed strategic reorganization announced in January 2025, for €131.6 million. This was mainly reflected in severance costs of €47.5 million, costs for early termination of collaborations of €45.7 million and impairment on fixed assets related to small molecules activities of €12.0 million, professional services costs of €16.6 million, €8.0 million accelerated non-cash cost recognition for subscription right plans and €1.8 million other expenses.

•	Total net revenues amounted to €18.6 million for the first six months of 2026, compared to €140.3 million for the first six months of 2025. For the first six months of 2025, the revenue recognition related to the exclusive access rights granted to Gilead for Lakefront’s drug discovery platform amounted to €115.1 million. The deferred income balance related to the drug discovery platform was fully released in revenue at the end of 2025. We have recognized royalty income from Gilead for Jyseleca® for €4.5 million in the first six months of 2026 (compared to €5.6 million in the same period last year).
•	Cost of sales amounted to €13.9 million for the first six months of 2026, compared to €18.4 million for the first six months of 2025, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.
•	R&D expenses amounted to €56.5 million for the first six months of 2026, compared to €278.0 million for the first six months of 2025. In the first six months of 2025, the Company recorded increased personnel expenses (mainly related to severance costs), an impairment on fixed assets (related to small molecules programs) and a provision for early termination of collaboration agreements. Also, due to the wind-down of the cell therapy activities, the spending in the cell therapy programs decreased in the first six months of 2026 as compared to the first six months of 2025.
•	G&A and S&M expenses amounted to €58.0 million for the first six months of 2026, compared to €74.5 million for the first six months of 2025. This decrease was mainly due to lower personnel costs (primarily severance costs).
•	Other operating income amounted to €2.6 million for the first six months of 2026, compared to €14.9 million for the first six months of 2025, mainly driven by lower R&D incentives income.

Net financial income amounted to €123.2 million for the first six months of 2026, compared to net financial loss of €45.0 million for the first six months of 2025.

•	Fair value adjustments and net currency exchange results amounted to a positive amount of €97.1 million for the first six months of 2026, compared to a negative amount of €66.2 million for the first six months of 2025, and were primarily attributable to €52.4 million of positive changes in fair value of financial investments and €38.8 million of unrealized currency exchange gains on Lakefront’s cash and cash equivalents and financial investments at amortized cost in U.S. dollars.

•	Net other financial income amounted to €26.1 million for the first six months of 2026, compared to net other financial income of €21.2 million for the first six months of 2025. Net interest income amounted to €24.9 million for the first six months of 2026, compared to €21.5 million of net interest income for the first six months of 2025. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €48.6 million for the first six months of 2026 (compared to €49.7 million for the same period last year).

The Company reported a net profit from continuing operations of €15.8 million for the first six months of 2026, compared to a net loss from its continuing operations of €259.0 million for the first six months of 2025.

Net profit from discontinued operations related to Jyseleca® amounted to €0.8 million for the first six months of 2026, compared to net loss amounting to €0.1 million for the first six months of 2025.

Lakefront reported a net profit of €16.6 million for the first six months of 2026, compared to a net loss of €259.1 million for the first six months of 2025.

Cash position

Financial investments and cash and cash equivalents totaled €2,239.5 million on June 30, 2026, as compared to €2,998.0 million on December 31, 2025. The cash and cash equivalents and financial investments included $1,962.2 million held in U.S. dollars ($2,159.0 million on December 31, 2025) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as the Lakefront’s functional currency is EUR (translated at a rate of 1.1394 €/$ at June 30, 2026).

Total net decrease in cash and cash equivalents and financial investments amounted to €758.5 million during the first six months of 2026, compared to a net decrease of €226.3 million during the first six months of 2025. This net decrease was composed of (i) €63.6 million of operational cash burniii, which includes cash in of €78.4 million related to the return on financial investments, (ii) €38.5 million of positive exchange rate differences, changes in fair value of current financial investments, variation in accrued interest income, (iii) €1.1 million acquisition of equity investments, (iv) €4.1 million of net cash in related to the sale of subsidiaries, (v) €2.9 million purchase of own shares and (vi) €733.5 million cash out related to the purchase of Ouro Medicines.

About Lakefront® Biotherapeutics

Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical-stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first-in-class and best-in-class BCMAxCD3 T-cell engager for autoimmune diseases. Backed by deep deal-making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high-quality assets with clear potential to deliver meaningful patient impact and long-term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:

Investor Relations

Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” “further” as well as similar expressions.

These statements include, but are not limited to, statements regarding our business development strategy, including the collaboration agreement between Gilead Sciences (Gilead) and us and the expected benefits of such collaboration, including the expected benefits from our collaboration with respect to Ouro Medicines (Ouro or Ouro Medicines); statements regarding our corporate transformation, including the changes to our board of directors and management; statements regarding our business and financial condition, including our cash position, the rate and timing of our cash burn, and the proposed uses and allocations of our capital resources; statements regarding the wind down of our cell therapy activities, including regarding the timing and completion thereof; statements regarding the potential attributes and benefits of gamgertamig and our other current and future product candidates, our ability to advance such product candidates into, and successfully complete, clinical trials, and our commercialization efforts for such product candidates and our future approved products, if any. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.

Such risks include, but are not limited to, the risk that we are not able to realize the benefits of our collaboration with Gilead, including with respect to Ouro; the risk that our financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized); the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; the risk that the commercial potential of gamgertamig or our other current and product candidates proves to be inaccurate; the impact of this press release on our business relationships, employee retention and hiring, and stock price; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements; risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); risks associated with our ability to advance product candidates into, and successfully complete, clinical trials, including the inherent uncertainties associated with competitive developments, clinical trial and product development activities, and regulatory approval requirements (including the possibility of unfavorable new clinical data and further analyses of existing clinical data, the risks related to clinical failure at any stage of clinical development); and the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate.

A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any such forward-looking statements in this press release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

Lakefront Biotherapeutics NV was formerly known as Galapagos NV. Throughout this press release, we refer to the company as “Lakefront Biotherapeutics,” “LKFT,” “Lakefront” or “Lakefront Bio.”

I	General and administrative
II	Sales and marketing
III	The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
•	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
•	the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
•	the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
•	The cash used for the purchase of own shares.

This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for the six months ended June 30, 2026, amounted to €63.6 million and can be reconciled to the cash flow statement by considering the increase in cash and cash equivalents of €41.6 million, adjusted by (i) the net sale of financial investments amounting to €838.6 million, (ii) the cash-in related to the sale of subsidiaries of €4.1 million, (iii) the acquisition of equity investments of €1.1 million, (iv) the purchase of own shares of €2.9 million, and (v) the cash out from acquisition of Ouro Medicines of €733.5 million.